

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 8, 2008

via U.S. mail and facsimile

Mr. Frank J.M. ten Brink
Executive Vice President and Chief Financial Officer
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, IL 60045

> **RE: Stericycle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-21229**

Dear Mr. Ten Brink:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

1. In future filings, please discuss the development of your business, including the year when you started your business operations. See Item 101(a) of Regulation S-K.

Contracts, page 5

2. We note your discussion of contracts with a large majority of your customers. Please tell us why you have not filed these contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Competition, page 6

3. In accordance with Item 101(c)(1)(x) of Regulation S-K, in future filings, please include a brief discussion regarding your competitive position in the market, the principal methods of competition, and to the extent known and applicable, an estimate of the number of competitors.

Item 3. Legal Proceedings, page 12

4. In future filings, please expand your disclosure regarding the UK arbitration proceeding with Daniel Corporation by identifying the full name of your subsidiary, the name of the agency handling the arbitration, the date the proceeding was instituted and a description of the factual basis alleged to underlie the proceeding and the relief sought. See Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

5. We have reviewed your results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006 and for the year ended December 31, 2006 compared to the year ended December 31, 2005. We note your response letter dated October 2, 2007, specifically your responses to our comments 4 and 5 from our comment letter dated September 21, 2007, that in MD&A disclosures in future filings, you will distinguish among the factors referred to, and identify those factors having a material impact on your operating results and specifically identify the material financial and non-financial measures that management has concluded are your key indicators of financial condition and operating performance. It is unclear to us how your MD&A disclosures in your Form 10-K for the year ended December 31, 2007 have fully incorporated our prior comments 9 and 10 included in our comment letter dated August 9, 2007. Specifically, we note the following:
   - Your risk factor on page 11 states that aggressive pricing by existing competitors and the entrance of new competitors could drive down your profits and slow your growth. It appears that you have not addressed pricing reductions as a factor in your results of operations.
   - You disclose that domestic selling, general and administrative expenses increased due to spending related to market penetration for your Bio Systems

> sharps management program, but your current disclosures are unclear as to the impact of this strategy on your revenue.
>
> - In your discussion of revenues, you disclose that increases in revenue were driven by an increase of Steri-Safe customers. Your Cost of Revenues disclosure states that your gross margin increase was primarily the result of increased number of small quantity customers, which have a better gross margin. In future filings, quantify the changes in the number of active customer accounts, as well as average revenue per account.
> - Your discussion of international revenue fluctuations does not appear to discuss revenue increases in specific countries.
>
> As previously identified in our prior comment 9 in our letter dated August 9, 2007, we are aware that certain of this data is regularly provided to analysts. In future filings, please provide MD&A disclosures addressing these and any other known factors that have had, or can reasonably be expected to have, a material impact on revenues and operating results. If you have determined that these items are immaterial, please quantify for us the impact of these factors on sales and/or gross margins so that we can better understand the materiality of this information to a reader's understanding of operating results. Refer to Section 501.12.b.4 of the Financial Reporting Codification.

<u>Item 15. Exhibits, page 60</u>

6. On page 27 under subheading *Guarantees*, we note your discussion regarding the loan guarantee on behalf of Shiraishi-Sogyo Co. Ltd. In Note 1 of the financial statements, page 35, you discuss certain technology licensing agreements. To the extent required by Item 601(b)(10) of Regulation S-K, in future filings please file these agreements and the loan guarantee as exhibits.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please furnish your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767, if you have any questions regarding legal or disclosure matters. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief